IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

GREENWICH CAPITAL ACCEPTANCE, INC.
(Exact Name of Registrant as Specified in Charter)

000826219
(Registrant CIK Number)

Form 8-K for August 14, 2002
(Electronic Report, Schedule or Registration

333-50248
~~[illegible]~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on August 14, 2002.

GREENWICH CAPITAL
ACCEPTANCE, INC.

By: ______________________
Vinu Phillips
Vice President

<u>Exhibit Index</u>

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS

for

GREENWICH CAPITAL ACCEPTANCE, INC.

FIRST REPUBLIC MORTGAGE LOAN TRUST 2002-FRB1
Mortgage Pass-Through Certificates, Series 2002-FRB1

Preliminary Term Sheet ***Date Prepared: August 13, 2002***

FIRST REPUBLIC BANK
It's a privilege to serve you®

Mortgage Pass-Through Certificates, Series 2002-FRB1
$407,949,100 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance [1]	WAL (Yrs) (Call/Mat)[2]	Pymt Window (Mths) (Call/Mat)[2]	Interest Rate Type	Tranche Type	Expected Ratings S&P / Moody's
A	$399,709,000	3.60 / 3.72	1-115 / 1-356	Floater [3]	Senior	AAA/Aaa
A-R	$100	N/A	N/A	WAC	Senior/Residual	AAA/Aaa
X	(4)	N/A	N/A	WAC [5]	Senior/IO	AAA/Aaa
B-1	$4,120,000	5.59 / 5.83	38-115 / 38-356	WAC [6]	Subordinate	AA/Aa2
B-2	$1,648,000	5.59 / 5.83	38-115 / 38-356	WAC [7]	Subordinate	A/A2
B-3	$2,472,000	5.59 / 5.83	38-115 / 38-356	WAC [8]	Subordinate	BBB/Baa2
B-4	$1,648,000	Privately		WAC [8]	Subordinate	BB/Ba2
B-5	$1,236,000	Placed		WAC [8]	Subordinate	B/B2
B-6	$1,238,868	Certificates		WAC [8]	Subordinate	NR
Total	**$412,071,968**					

(1) The Certificates (as described herein) are collateralized by adjustable rate, first-lien residential mortgage loans. Class sizes are subject to final collateral and rating agency approval and are subject to a [+/-10%] variance.

(2) As described further herein, the Certificates may be called by First Republic Bank.

(3) The Class A Certificates will have a coupon equal to One-Month LIBOR plus a margin (which doubles after the Optional Call Date), subject to the lesser of (i) the Net WAC of the Mortgage Loans and (ii) [11.50%].

(4) The Class X Certificates will have no principal balance and will accrue interest on a notional amount, which is equal to the aggregate principal balance of the Class A, Class B-1 and Class B-2 Certificates. The Class X Certificates will not be entitled to receive any distributions of principal.

(5) The Class X Certificates will receive interest on its notional amount at a rate equal to the positive difference between (i) the Net WAC of the Mortgage Loans and (ii) the weighted average of the Certificate Interest Rates of the Class A, Class B-1 and Class B-2 Certificates (adjusted for the related Accrual Periods).

(6) The Certificate Interest Rate for the Class B-1 Certificates will be equal to the Net WAC of the Mortgage Loans minus 0.4370%.

(7) The Certificate Interest Rate for the Class B-2 Certificates will be equal to the Net WAC of the Mortgage Loans minus 0.0340%.

(8) The Certificate Interest Rate for the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates will be equal to the Net WAC of the Mortgage Loans, subject to available funds.

Seller and Servicer:	First Republic Bank ("***First Republic***").
Depositor:	Greenwich Capital Acceptance, Inc.
Lead Underwriter:	Greenwich Capital Markets, Inc.
Co-Underwriters:	Salomon Smith Barney, First Republic Securities, Keefe, Bruyette & Woods, Inc. and Sandler O'Neill & Partners L.P.
Trustee:	Wells Fargo Bank Minnesota, N.A.
Rating Agencies:	S&P and Moody's will rate the Offered Certificates.
Statistical Cut-off Date:	July 1, 2002.
Cut-off Date:	August 1, 2002.
Pricing Date:	On or about August [15], 2002.
Closing Date:	On or about September 5, 2002.
Distribution Dates:	The 15th day of each month (or if not a business day, the next succeeding business day), commencing on September 16, 2002.
Certificates:	The "***Senior Certificates***" will consist of the Class A, Class X and Class A-R Certificates. The "***Subordinate Certificates***" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***". Only the Senior Certificates and the Class B-1, Class B-2 and Class B-3 Certificates (collectively, the "***Offered Certificates***") are being offered publicly.
Registration:	The Offered Certificates (except for the Class A-R Certificate) will be made available in book-entry form through DTC or upon request through Clearstream, Luxembourg and Euroclear. The Class A-R Certificate will be made available in definitive fully registered physical form.
Federal Tax Treatment:	It is anticipated that the Offered Certificates (except for the Class A-R Certificate) will represent ownership of REMIC regular interests for tax purposes. The Class A-R Certificate will represent ownership of REMIC residual interests for tax purposes.
ERISA Eligibility:	The Offered Certificates (other than the Class A-R Certificate) are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a termination of the trust and retirement of the Offered Certificates once the aggregate principal balance of the Mortgage Loans is equal to 5% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following prepayment assumption: 100% PPC (100% PPC: 3.00% – 30.00% CPR over 36 months).
Mortgage Loans:	The aggregate principal balance of the Mortgage Loans as of the Statistical Cut-off Date was approximately $412,071,968. All of the Mortgage Loans are adjustable rate mortgage loans secured by first liens on one- to four-family residential properties. All of the Mortgage Loans are indexed to One-Month LIBOR. Approximately 94.32% of the Mortgage Loans (by principal balance as of the Statistical Cut-off Date) are interest only mortgage loans.
Accrued Interest:	The Class A Certificates will settle flat. The price to be paid by investors for the Class X, Class B-1, Class B-2 and Class B-3 Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (34 days).
Accrual Period:	The interest accrual period (the "***Accrual Period***") with respect to the Class A Certificates for a given Distribution Date will be the period beginning with the 15th day of the month prior to the month of such Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the 14th day of the month of such Distribution Date (on a 30/360 basis). Each Accrual Period for the Class A Certificates, other than the first Accrual Period, will be deemed to consist of 30 days. The Accrual Period for the Class X, Class B-1, Class B-2 and Class B-3 Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Net WAC:	The "***Net WAC***" of the Mortgage Loans is equal to (i) the weighted average of the loan rates of the Mortgage Loans less (ii) the sum of (a) the servicing fee rate and (b) the trustee fee rate.
Credit Enhancement:	Senior/subordinate, shifting interest structure (Subordination levels are subject to final rating agency approval). Credit enhancement for the <u>Senior Certificates</u> will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially [3.00%]). Credit enhancement for the <u>Class B-1 Certificates</u> will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially [2.00%]). Credit enhancement for the <u>Class B-2 Certificates</u> will consist of the subordination of the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially [1.60%]). Credit enhancement for the <u>Class B-3 Certificates</u> will consist of the subordination of the Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially [1.00%]).

Shifting Interest:

Until the first Distribution Date occurring after August 2012 the Subordinate Certificates will be locked out from receipt of any principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments. The prepayment percentages on the Subordinate Certificates are as follows:

September 2002 - August 2012	0% Pro Rata Share
September 2012 - August 2013	30% Pro Rata Share
September 2013 - August 2014	40% Pro Rata Share
September 2014 - August 2015	60% Pro Rata Share
September 2015 - August 2016	80% Pro Rata Share
September 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has doubled prior to the 37th Distribution Date (subject to performance triggers) then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all unscheduled prepayments for the Mortgage Loans, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, to the Senior Certificates in reduction of their certificate principal balances.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) on the Mortgage Loans will be allocated to the Senior Certificates and the Subordinate Certificates on a pro-rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
2) Class A-R Certificate and Class A Certificates, in that order, principal allocable to such Classes.
3) The Servicer, certain amounts owing to the Servicer for indemnification, as described in the pooling and servicing agreement.
4) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 Certificate Interest Rate.
5) Class B-1 Certificates, principal allocable to such Class.
6) Class B-2 Certificates, accrued and unpaid interest at the Class B-2 Certificate Interest Rate.
7) Class B-2 Certificates, principal allocable to such Class.
8) Class B-3 Certificates, accrued and unpaid interest at the Class B-3 Certificate Interest Rate.
9) Class B-3 Certificates, principal allocable to such Class.
10) Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the respective Certificate Interest Rates and the respective shares of principal allocable to such Classes.
11) Class A-R Certificate, any remaining amount.

Underwriting Standards

First Republic's underwriting process is intended to assess both the prospective borrower's credit standing and ability to repay, and the value and adequacy of the mortgaged property as collateral. However, First Republic relies primarily on the borrower's ability to repay the loan. This includes analyzing the borrower's cash flow, verified liquidity, employment history, and overall financial condition. The value of the mortgaged property is considered as a measure of the extent of its recovery in the event of default. To determine the adequacy of the property as collateral for a loan, appraisals are obtained from qualified outside appraisers approved by First Republic. These appraisers are chosen from a small group of appraisers and their qualifications are reviewed by First Republic at least annually.

First Republic offers a variety of loan products in addition to home mortgage loans, as well as deposit and investment products. Many of First Republic's lending customers are users of mult iple products, with the average being 6 products per customer as of August 2002. First Republic believes this additional interaction with its customers increases the level of financial information available to First Republic's loan officers concerning its customers and hence enhances the underwriting process.

First Republic requires that its loan officers be involved, along with the collections department staff, in the collection activities relating to any delinquent mortgage loans originated by them. Annually, the loan officers employed by First Republic enter into an agreement which provides that future origination fees otherwise payable to the loan officer may be reduced if any loan originated by the loan officer suffers a loss. First Republic believes that these loan officer policies contribute to establishing a conservative approach to the underwriting process.

Servicing

The Mortgage Loans will be serviced directly by First Republic.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the ComputationalMaterials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Average Life Tables

Class A To Call

Prepayment Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	6.45	4.61	3.60	2.97	2.54
MDUR (yr)	5.78	4.25	3.38	2.81	2.42
First Prin Pay	09/15/02	09/15/02	09/15/02	09/15/02	09/15/02
Last Prin Pay	11/15/19	01/15/15	03/15/12	03/15/10	11/15/08

Class A To Maturity

Prepayment Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	6.63	4.76	3.72	3.07	2.61
MDUR (yr)	5.89	4.36	3.47	2.89	2.49
First Prin Pay	09/15/02	09/15/02	09/15/02	09/15/02	09/15/02
Last Prin Pay	04/15/32	04/15/32	04/15/32	04/15/32	04/15/32

Class B-1 To Call

Prepayment Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	10.31	7.26	5.59	4.71	4.14
MDUR (yr)	8.82	6.47	5.10	4.35	3.87
First Prin Pay	01/15/08	07/15/06	10/15/05	05/15/05	02/15/05
Last Prin Pay	11/15/19	01/15/15	03/15/12	03/15/10	11/15/08

Class B-1 To Maturity

Prepayment Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	10.68	7.59	5.83	4.93	4.35
MDUR (yr)	9.04	6.69	5.28	4.53	4.03
First Prin Pay	01/15/08	07/15/06	10/15/05	05/15/05	02/15/05
Last Prin Pay	04/15/32	04/15/32	04/15/32	04/15/32	04/15/32

Average Life Tables

Class B-2 To Call

Prepayment Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	10.31	7.26	5.59	4.71	4.14
MDUR (yr)	8.62	6.36	5.03	4.30	3.83
First Prin Pay	01/15/08	07/15/06	10/15/05	05/15/05	02/15/05
Last Prin Pay	11/15/19	01/15/15	03/15/12	03/15/10	11/15/08

Class B-2 To Maturity

Prepayment Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	10.68	7.59	5.83	4.93	4.35
MDUR (yr)	8.82	6.56	5.20	4.47	3.99
First Prin Pay	01/15/08	07/15/06	10/15/05	05/15/05	02/15/05
Last Prin Pay	04/15/32	04/15/32	04/15/32	04/15/32	04/15/32

Class B-3 To Call

Prepayment Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	10.31	7.26	5.59	4.71	4.14
MDUR (yr)	8.51	6.29	4.97	4.26	3.79
First Prin Pay	01/15/08	07/15/06	10/15/05	05/15/05	02/15/05
Last Prin Pay	11/15/19	01/15/15	03/15/12	03/15/10	11/15/08

Class B-3 To Maturity

Prepayment Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	10.68	7.59	5.83	4.93	4.35
MDUR (yr)	8.70	6.47	5.13	4.41	3.94
First Prin Pay	01/15/08	07/15/06	10/15/05	05/15/05	02/15/05
Last Prin Pay	04/15/32	04/15/32	04/15/32	04/15/32	04/15/32

Mortgage Loan Statistics
As of the Statistical Cut-off Date

Total Current Balance:	$412,071,968					
Number of Loans:	438					
			Minimum		**Maximum**	
Avg Current Balance:	$940,804		$100,000		$3,000,000	
Avg Original Balance:	$942,833		$100,000		$3,000,000	
Wavg Loan Rate:	3.308	%	2.250	%	4.850	%
Wavg Gross Margin:	1.462	%	0.550	%	2.900	%
Wavg Max Loan Rate:	11.940	%	10.950	%	11.950	%
Wavg Credit Score:	750		641		883	
Wavg Original LTV:	56.14	%	2.60	%	85.00	%
Wavg Months to Rate Adjustment:	1	months	1	months	4	months
Wavg Original Term:	360	months	216	months	360	months
Wavg Remaining Term:	356	months	138	months	360	months

Top State Concentrations ($): 69.93 % California, 6.48 % New York, 5.82 % Massachusetts
Maximum Zip Code Concentration ($): 4.13 % 92067

	Minimum	Maximum
First Pay Date:	Feb 01, 1996	Sep 01, 2002
Maturity Date:	Jan 01, 2014	Aug 01, 2032

Index:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1 Month LIBOR	438	$412,071,967.91	100.00%
Total	438	$412,071,967.91	100.00%

Delinquency:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Current	438	$412,071,967.91	100.00%
Total	438	$412,071,967.91	100.00%

Current Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
100,000.00 - 100,000.00	1	$100,000.00	0.02%
100,000.01 - 200,000.00	9	1,651,157.83	0.40
200,000.01 - 300,000.00	25	6,596,272.11	1.60
300,000.01 - 400,000.00	33	11,761,617.84	2.85
400,000.01 - 500,000.00	36	16,823,199.58	4.08
500,000.01 - 600,000.00	39	21,885,993.50	5.31
600,000.01 - 700,000.00	35	22,957,855.83	5.57
700,000.01 - 800,000.00	27	20,412,800.00	4.95
800,000.01 - 900,000.00	24	20,591,129.77	5.00
900,000.01 - 1,000,000.00	50	48,368,761.53	11.74
1,000,000.01 - 2,000,000.00	139	190,874,379.30	46.32
2,000,000.01 - 3,000,000.00	20	50,048,800.62	12.15
Total	438	$412,071,967.91	100.00%

Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2.250 - 2.250	1	$1,000,000.00	0.24%
2.251 - 2.500	19	15,481,500.00	3.76
2.501 - 2.750	9	9,293,576.78	2.26
2.751 - 3.000	71	72,654,555.37	17.63
3.001 - 3.250	91	89,482,169.02	21.72
3.251 - 3.500	125	117,229,445.80	28.45
3.501 - 3.750	105	88,415,280.16	21.46
3.751 - 4.000	10	12,818,799.01	3.11
4.001 - 4.250	5	3,736,000.00	0.91
4.251 - 4.500	1	1,365,000.00	0.33
4.751 - 4.850	1	595,641.77	0.14
Total	438	$412,071,967.91	100.00%

Gross Margin (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.550 - 0.750	17	$14,734,000.00	3.58%
0.751 - 1.000	19	20,746,132.15	5.03
1.001 - 1.250	83	78,241,914.21	18.99
1.251 - 1.500	121	113,750,170.68	27.60
1.501 - 1.750	147	136,231,239.32	33.06
1.751 - 2.000	40	36,920,371.39	8.96
2.001 - 2.250	8	9,071,498.39	2.20
2.251 - 2.500	2	1,781,000.00	0.43
2.751 - 2.900	1	595,641.77	0.14
Total	438	$412,071,967.91	100.00%

Maximum Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
10.950 - 11.000	2	$1,712,584.07	0.42%
11.376 - 11.500	4	5,093,650.75	1.24
11.876 - 11.950	432	405,265,733.09	98.35
Total	438	$412,071,967.91	100.00%

Periodic Rate Cap (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
No Periodic Rate Cap	438	$412,071,967.91	100.00%
Total	438	$412,071,967.91	100.00%

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Not Available	7	$6,891,451.67	1.67%
626 - 650	6	5,606,200.00	1.36
651 - 675	18	18,178,773.78	4.41
676 - 700	38	40,440,750.54	9.81
701 - 725	49	49,201,341.50	11.94
726 - 750	84	85,522,231.86	20.75
751 - 775	87	77,419,038.20	18.79
776 - 800	89	77,376,213.99	18.78
801 - 825	52	47,804,418.10	11.60
826 - 850	7	3,416,541.59	0.83
876 - 883	1	215,006.68	0.05
Total	438	$412,071,967.91	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Original LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2.60 - 5.00	1	$100,000.00	0.02%
5.01 - 10.00	2	975,000.00	0.24
10.01 - 15.00	5	4,124,041.59	1.00
15.01 - 20.00	11	8,135,791.25	1.97
20.01 - 25.00	18	15,705,584.07	3.81
25.01 - 30.00	19	20,880,162.05	5.07
30.01 - 35.00	15	13,675,435.49	3.32
35.01 - 40.00	22	26,144,748.58	6.34
40.01 - 45.00	27	32,207,834.32	7.82
45.01 - 50.00	39	34,849,482.49	8.46
50.01 - 55.00	26	24,138,820.26	5.86
55.01 - 60.00	30	34,250,250.51	8.31
60.01 - 65.00	35	36,287,634.88	8.81
65.01 - 70.00	52	49,415,062.09	11.99
70.01 - 75.00	52	50,802,816.03	12.33
75.01 - 80.00	81	57,860,319.10	14.04
80.01 - 85.00	3	2,518,985.20	0.61
Total	438	$412,071,967.91	100.00%

Remaining Term (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
138 - 138	1	$825,797.72	0.20%
295 - 297	1	595,641.77	0.14
313 - 315	1	1,927,699.84	0.47
328 - 330	1	1,240,000.00	0.30
331 - 333	4	4,870,065.63	1.18
334 - 336	1	1,320,000.00	0.32
337 - 339	3	2,804,584.07	0.68
340 - 342	5	4,348,829.28	1.06
343 - 345	2	2,450,000.00	0.59
346 - 348	6	4,844,326.78	1.18
349 - 351	2	1,474,000.00	0.36
352 - 354	69	72,729,603.16	17.65
355 - 357	113	98,072,387.60	23.80
358 - 360	229	214,569,032.06	52.07
Total	438	$412,071,967.91	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Next Rate Adjustment Date:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
08/01/02	372	$346,266,867.91	84.03%
09/01/02	63	63,066,300.00	15.30
10/01/02	1	1,450,000.00	0.35
11/01/02	2	1,288,800.00	0.31
Total	438	$412,071,967.91	100.00%

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Prepayment Penalty	408	$386,725,598.83	93.85%
No Prepayment Penalty	30	25,346,369.08	6.15
Total	438	$412,071,967.91	100.00%

Prepayment Penalty Term (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
N/A	30	$25,346,369.08	6.15%
12	34	31,283,689.07	7.59
24	4	4,137,217.00	1.00
36	43	34,040,515.01	8.26
48	325	315,068,535.98	76.46
60	2	2,195,641.77	0.53
Total	438	$412,071,967.91	100.00%

Amortization:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	412	$388,680,263.79	94.32%
Fully Amortizing	26	23,391,704.12	5.68
Total	438	$412,071,967.91	100.00%

Interest Only Term (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
N/A	26	$23,391,704.12	5.68%
60	1	1,600,000.00	0.39
108	1	1,100,000.00	0.27
120	410	385,980,263.79	93.67
Total	438	$412,071,967.91	100.00%

Occupancy:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	355	$350,059,159.65	84.95%
Second Home	78	59,697,808.26	14.49
Non-Owner	5	2,315,000.00	0.56
Total	438	$412,071,967.91	100.00%

Documentation:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full Documentation	438	$412,071,967.91	100.00%
Total	438	$412,071,967.91	100.00%

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family	287	$288,511,854.76	70.01%
PUD	66	60,245,853.45	14.62
Condominium	52	37,400,358.46	9.08
Cooperative	23	16,988,847.34	4.12
Two-Four Family	9	8,193,803.90	1.99
Townhouse	1	731,250.00	0.18
Total	438	$412,071,967.91	100.00%

Loan Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Purchase	179	$171,322,123.56	41.58%
Cash Out Refinance	125	127,904,113.24	31.04
Rate/Term Refinance	134	112,845,731.11	27.38
Total	438	$412,071,967.91	100.00%

State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Arizona	4	$3,892,000.00	0.94%
California	288	288,172,304.28	69.93
Colorado	5	7,800,797.72	1.89
Connecticut	11	13,393,160.44	3.25
Delaware	1	2,000,000.00	0.49
Florida	17	11,225,000.00	2.72
Georgia	6	5,700,264.36	1.38
Hawaii	1	395,000.00	0.10
Idaho	1	407,783.00	0.10
Illinois	3	2,322,217.00	0.56
Maryland	4	5,051,200.00	1.23
Massachusetts	30	24,000,744.65	5.82
Michigan	1	824,000.00	0.20
Montana	1	303,000.00	0.07
Nevada	4	1,809,250.00	0.44
New Jersey	11	6,731,422.01	1.63
New Mexico	1	208,000.00	0.05
New York	30	26,691,189.07	6.48
North Carolina	1	548,000.00	0.13
Ohio	1	300,000.00	0.07
Oregon	2	1,105,000.00	0.27
Pennsylvania	4	2,299,483.88	0.56
Rhode Island	1	840,000.00	0.20
South Carolina	2	1,581,606.00	0.38
Texas	2	1,255,134.26	0.30
Utah	1	350,000.00	0.08
Vermont	2	972,000.00	0.24
Virginia	1	948,411.24	0.23
Washington	1	600,000.00	0.15
Wyoming	1	345,000.00	0.08
Total	438	$412,071,967.91	100.00%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

The attached information will be superseded by the Prospectus.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

```
! X_FRMLT0201.CDI  WHOLE_LOAN  PORTFOLIO #cmover_2.3c
! FileCtrlno: 983465748 Seqno: 9 Created: 20000810 Last Modified: 20010301
!
! Reverse engineered by and property of Intex Solutions, Inc. ( HZ )
! Copyright (c) 2000 and all rights reversed.  Intex Solutions will
! not be held liable for the accuracy of this data nor for
! the accuracy of information which is derived from this data.
!
! The information contained in this file is subject to the disclaimers which
! have been provided at the same time this file was sent to you.  Please refer
! to such disclaimers.
!
!
!
!
COLLAT_GROUPS  "ONE"
!
!
DEFINE CONSTANT #OrigCollBal = 412071967.91
!
DEFINE PREPAY PPC  GROUP "ONE" RISE_PERS 36 START_CPR 3 END_CPR 30
!
!
       FULL_DEALNAME:      FIRST REPUBLIC MORTGAGE LOAN TRUST 2002-1
       TRUSTEE_DEAL:
       SERVICER_MASTER:
       ISSUER:             GREENWICH CAPTIAL FINANCIAL PRODUCTS
       DEALER:             GREENWICH CAPITAL
       DEAL SIZE:          $412,071,967.91
       PRICING SPEED:      GROUP "ONE" PPC  100%
!      ISSUE DATE:         20020801
       SETTLEMENT DATE:    20020905
!
       OPTIONAL REDEMPTION: COLLAT 5%
!
  Record date delay: 24
!
!
CREDIT_SUPPORT_BASIS DEAL
!
 TOLERANCE WRITEDOWN_0LOSS 1E9
 TOLERANCE INTEREST        1E9
!
 ifdef #_MAKECDU UPDATE_RULES: ABSI_GROUND_GROUP "one"

!
!
  Tranche "A"  SEN_AS_WAC
   Block  $  399,709,000.00 at 2.12  FLOAT COUPONCAP 30360 NONE ( 11.50 ) ; _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20020905  Next 20020915
     (1 * LIBOR_1MO + ( IF ( COLL_PREV_BAL / #OrigCollBal ) < 5% THEN 0.6 ELSE 0.3 )
     .30     11.50
!
  Tranche "AR"  SEN_WAC
   Block  $   100.00       FLOAT _
          Delay 14 Dated 20020801 Next 20020915
 ( COLL_NETRATE("one"))
0.00    9999.
!
```

```
!
DEFINE DYNAMIC #subbal1 = COLL_PREV_BAL("one") - BBAL("A","AR")
!
DEFINE DYNAMIC #SUBRATE = (#subbal1 * COLL_NETRATE("one")) / _
                          (#subbal1 )
!
 Tranche "B1"  JUN_WAC
  Block  $   4,120,000.00  FLOAT _
         Delay 14 Dated 20020801 Next 20020915
 (#SUBRATE-0.437)
0.00    9999.
!
 Tranche "B2"  JUN_WAC
  Block  $   1,648,000.00  FLOAT _
         Delay 14 Dated 20020801 Next 20020915
 (#SUBRATE-0.034)
0.00    9999.
!
 Tranche "B3"  JUN_WAC
  Block  $   2,472,000.00  FLOAT _
         Delay 14 Dated 20020801 Next 20020915
 (#SUBRATE)
0.00    9999.
!
 Tranche "B4"  JUN_WAC_NO
  Block  $   1,648,000.00 FLOAT _
         Delay 14 Dated 20020801 Next 20020915
 (#SUBRATE)
0.00    9999.
!
 Tranche "B5"  JUN_WAC_NO
  Block  $   1,236,000.00  FLOAT _
         Delay 14 Dated 20020801 Next 20020915
 (#SUBRATE)
0.00    9999.
!
 Tranche "B6"  JUN_WAC_NO
  Block  $   1,238,867.91  FLOAT _
         Delay 14 Dated 20020801 Next 20020915
 (#SUBRATE)
0.00    9999.
!
 Tranche "X"  SEN_WAC_IO_NO
  Block  $   405,477,000.00   FLOAT  NOTIONAL WITH Tranche "A" & "B1" & "B2" _
         Delay 14 Dated 20020801 Next 20020915
  (( COLL_I - OPTIMAL_INTPMT("A","AR","B1","B2","B3","B4","B5","B6"))/BBAL("A","B1"
  0.00   9999.00
!
!
 CLASS "SEN"    = "A" "AR" "X"
 CLASS "SENIOR" WRITEDOWN_BAL PRORATA _
                DISTRIB_CLASS PRORATA _
                = "SEN"
!
 CLASS "B1"     = "B1"
 CLASS "B2"     = "B2"
 CLASS "B3"     = "B3"
 CLASS "B4"     = "B4"
 CLASS "B5"     = "B5"
 CLASS "B6"     = "B6"
```

```
!
  CLASS "SUB"     WRITEDOWN_BAL SUBORD = "B1" "B2" "B3" "B4" "B5" "B6"
!
  CLASS "ROOT"    PRORATA_INTSHORT_BASE ACCRUAL _
                  SHORTFALL_PAYBACK ALLOCATION TRUE _
                  = "SENIOR" "SUB"
!
  CROSSOVER  When BBAL("SUB") <= .01
!
  SPECIAL_HAZARD TERMINATION  When    HAZARD_LOSS_ACCUM > 6,197,559
  FRAUD TERMINATION           When     FRAUD_LOSS_ACCUM > 4,357,603
  BANKRUPTCY TERMINATION      When  BANKRUPT_LOSS_ACCUM > 100,000
!
  INTEREST_SHORTFALL         FULL_PREPAY    Compensate PCT .25 Pro_rata _
                             PARTIAL_PREPAY Compensate PCT .25 Pro_rata _
                             LOSS           NO_Compensate Subordinated Accum
!
    Tranche     CUSIP    STATED MATURITY
 A     41161PAA1    20300925
 AR     41161PAF0    20300925
 X     41161PAFV    20300925
 B1     41161PAG8    20300925
 B2     41161PAH6    20300925
 B3     41161PAJ2    20300925
 B4     41161PAK9    20300925
 B5     41161PAL7    20300925
 B6     41161PAM5    20300925
!
!
ifdef #CMOVER_2.3a6 _
  TRANCHE MISCINFO
  ALL_TRANCHES   RECORD_DATE PREV_MONTH LASTDAY
    A          RATING SP "AAA" FT "AAA"
    AR         RATING SP "AAA" FT "AAA"
    B1         RATING SP "AA"  FT "AA"
    B2         RATING SP "A"   FT "A"
    B3         RATING SP "BBB" FT "BBB"
!
!
 CMO Block Payment Rules
------------------------------------
CALCULATE : #TEST = COLL_PREV_BAL - DBAL
------------------------------------
!
!
  calculate: #TransCondFrom   = BBAL("SUB")>0.01 AND ((CURDATE LT 20050318 AND _
                                BBAL("SUB") LT 50% * ORIG_BBAL("SUB")) OR _
                                (CURDATE GE 20050318 AND BBAL("SUB") LT 25% * ORIG_BB
!
  calculate: #SubPct          = 100 * BBAL("SUB")/COLL_PREV_BAL
  calculate: #OrigSubPct      = 100 * ORIG_BBAL("SUB")/ORIG_DBAL
!
  calculate: #ShiftTest       =
       AVG_DELINQ_BAL(2,6) < 50% * BBAL("SUB") and                    _
       DELINQ_LOSS_ACCUM <= SHIFTR% * ORIG_BBAL("SUB")
!
!
  calculate: #TwoTimesTest    = AVG_DELINQ_BAL(2,6) < 50% * BBAL("SUB") and _
                                #SubPct >= 2 * #OrigSubPct              and _
                                DELINQ_LOSS_ACCUM <= 30% * ORIG_BBAL("SUB")
```

```
!
!
  calculate: #SenPctPro       =  100 * BBAL("SEN")/COLL_PREV_BAL("one")
!
!
  calculate: #SenPct         = IF CURDATE GE 20120915 or (CURDATE GE 20050915 AND CUR
                                THEN #SenPctPro
                                ELSE 100
!
  calculate: #SenPct         = IF CURDATE LT 20050915 AND #TwoTimesTest  _
                                THEN #SenPctPro + 0.5*(100-#SenPctPro)  _
                                ELSE #SenPct
!
  calculate: #OrigSenPct     = 100 * ORIG_BBAL("SEN")/#OrigCollBal
!
!
  calculate: #SenPrep =                                                _
             IF (#SenPct GT #OrigSenPct)                            _
             THEN 100.0                                                _
             ELSE #SenPct + SHIFT%("one") * (100.0-#SenPct),           _
    Reduce_SHIFT%_when  GROUP "one"  _
             #ShiftTest;
!
!
  calculate: #SenPrep        = IF #TwoTimesTest THEN #SenPct ELSE #SenPrep
!
  calculate: #SenRecv        = MIN(#SenPct/100  * DELINQ_LIQUIDATE("one") , _
                                    #SenPrep/100 * DELINQ_RECOVER("one") )
!
  calculate: #SenSchPrinc    = MIN(BBAL("SEN"), #SenPct/100  * COLL_P_SCHED("one"))
  calculate: #SenPPPrinc     = MIN(BBAL("SEN")-#SenSchPrinc, _
                                    #SenPrep/100  * COLL_P_PREPAY("one"))
  calculate: #SenRecPrinc    = MIN(BBAL("SEN")-#SenSchPrinc-#SenPPPrinc, #SenRecv )
  calculate: #SenPrinc       = #SenSchPrinc+#SenPPPrinc+#SenRecPrinc
!
  calculate: #RemPrinc       = COLL_P("one") - #SenPrinc
  calculate: #SenBal         = BBAL("SEN") - #SenPrinc
  calculate: #UnderCollat    = IF BBAL("SUB")>0.01 THEN MAX(0, #SenBal - COLL_BAL("on
  calculate: #TransPrinc     = IF (#SenBal<0.01 AND #TransCondFrom) THEN #RemPrinc EL
!
!
  calculate: #LeftAmt         = COLL_P - #SenPrinc
!
  calculate: #AddSenPDA      = MIN(#UnderCollat, #LeftAmt)
!
!
PRICING _
  calculate: #AddSenPDA11     = 0
!
CLOSING _
  calculate: #AddSenPDA11     = #TransPrinc * #SenBal / (#SenBal)
!
!
  calculate: #SenPDA         = MIN( BBAL("SEN"), #SenPrinc + #AddSenPDA + #AddSenPDA1
!
  calculate: #SubSchPrinc     = COLL_P_SCHED - (#SenSchPrinc)
  calculate: #SubPPPrinc      = COLL_P_PREPAY - (#SenPPPrinc)
  calculate: #SubRecPrinc     = DELINQ_RECOVER - (#SenRecPrinc)
!
!
```

```
  calculate:  "SEN"_
NO_CHECK      PRINC_TOT        Amount   LIMIT V0     = #SenPDA
!
!
  calculate:  "B1" _
NO_CHECK   SCHEDULED        Amount   =  #SubSchPrinc  * SHARE("B1"), _
NO_CHECK   PREPAY           Amount   =  #SubPPPrinc   * SUB_SHARE("B1"), _
NO_CHECK   RECOVER          Amount   =  #SubRecPrinc  * SHARE("B1")
!
  calculate:  "B2" _
NO_CHECK   SCHEDULED        Amount   =  #SubSchPrinc  * SHARE("B2"), _
NO_CHECK   PREPAY           Amount   =  #SubPPPrinc   * SUB_SHARE("B2"), _
NO_CHECK   RECOVER          Amount   =  #SubRecPrinc  * SHARE("B2")
!
  calculate:  "B3" _
NO_CHECK   SCHEDULED        Amount   =  #SubSchPrinc  * SHARE("B3"), _
NO_CHECK   PREPAY           Amount   =  #SubPPPrinc   * SUB_SHARE("B3"), _
NO_CHECK   RECOVER          Amount   =  #SubRecPrinc  * SHARE("B3")
!
  calculate:  "B4" _
NO_CHECK   SCHEDULED        Amount   =  #SubSchPrinc  * SHARE("B4"), _
NO_CHECK   PREPAY           Amount   =  #SubPPPrinc   * SUB_SHARE("B4"), _
NO_CHECK   RECOVER          Amount   =  #SubRecPrinc  * SHARE("B4")
!
  calculate:  "B5" _
NO_CHECK   SCHEDULED        Amount   =  #SubSchPrinc  * SHARE("B5"), _
NO_CHECK   PREPAY           Amount   =  #SubPPPrinc   * SUB_SHARE("B5"), _
NO_CHECK   RECOVER          Amount   =  #SubRecPrinc  * SHARE("B5")
!
  calculate:  "B6" _
NO_CHECK   SCHEDULED        Amount   =  #SubSchPrinc  * SHARE("B6"), _
NO_CHECK   PREPAY           Amount   =  #SubPPPrinc   * SUB_SHARE("B6"), _
NO_CHECK   RECOVER          Amount   =  #SubRecPrinc  * SHARE("B6")
!
------------------------------------
      when : DATE ( GE CROSSOVER )
       pay : PRO_RATA ( "A" )
      goto : END_OF_RULES
------------------------------------
!
------------------------------------
       pay :  SEQUENTIAL ( "AR" )
------------------------------------
       pay :  SEQUENTIAL ( "A" )
------------------------------------
       pay :  SEQUENTIAL ( "B1")
------------------------------------
       pay :  SEQUENTIAL ( "B2")
------------------------------------
       pay :  SEQUENTIAL ( "B3")
------------------------------------
       pay :  SEQUENTIAL ( "B4")
------------------------------------
       pay :  SEQUENTIAL ( "B5")
------------------------------------
       pay :  SEQUENTIAL ( "B6")
------------------------------------
!
!
ifdef #CMOVER_2.3d9 _
```

```
ABS_SUMMARY_INFO _
                   1mo_BALANCE ALL_TRANCHES _
                   1mo_COUPON  ALL_TRANCHES _
                   1mo_FORECLOSURE_RATE _
                   1mo_DELINQ_30_59 1mo_DELINQ_60_89 _
                   1mo_DELINQ_90_plus _
                   1mo_WAC 1mo_WAM 1mo_WALA _
                   1mo_CDR 1mo_CRR 1mo_CPR _
                   1mo_NET_LOSS_RATE _
                   1mo_ACCUM_NET_LOSS 1mo_COLLAT_BAL _
                   1mo_REO_RATE _
                   1mo_BANKRUPT_RATE _
                   1mo_CREDIT_BALANCE ALL_CREDITS _
                   NUMBER_OF_LOANS _
                   DELINQ_INC_FC DELINQ_INC_REO     _
                   DELINQ_INC_BANKRUPT              _
                   3mo_COUPON  ALL_TRANCHES _
                   3mo_CDR 3mo_CRR 3mo_CPR
!
 ifndef #CMOVER_2.3d9 _
ABS_SUMMARY_INFO _
                   1mo_BALANCE ALL_TRANCHES _
                   1mo_COUPON  ALL_TRANCHES _
                   1mo_FORECLOSURE_RATE _
                   1mo_DELINQ_30_59 1mo_DELINQ_60_89 _
                   1mo_DELINQ_90_plus _
                   1mo_WAC 1mo_WAM 1mo_WALA _
                   1mo_CDR 1mo_CRR 1mo_CPR _
                   1mo_NET_LOSS_RATE _
                   1mo_ACCUM_NET_LOSS 1mo_COLLAT_BAL _
                   1mo_REO_RATE _
                   1mo_BANKRUPT_RATE _
                   1mo_CREDIT_BALANCE ALL_CREDITS _
                   DELINQ_INC_FC DELINQ_INC_REO     _
                   DELINQ_INC_BANKRUPT              _
                   3mo_COUPON  ALL_TRANCHES _
                   3mo_CDR 3mo_CRR 3mo_CPR
!
  Schedule "SHIFT%"
Declare
120    100%
132     70%
144     60%
156     40%
168     20%
180      0%
!
 Schedule "SHIFTR%"
Declare
120      0%
132     30%
144     35%
156     40%
168     45%
180     50%
!
!
!
!Collateral
!
```

```
!               Factor           ---Delay---
!  Type          Date             P/Y      BV    Use BV for 0% PSA
   WL           20020801           45       44        FALSE
!
! Pool # Type         Gross        Current    Original     ---Fee--- Maturity Orig       A
!                     Coupon       Factor     Balance      P/Y     BV  P/Y  BV  Term       I
M 000001 WL   00  WAC 4.85000   1.00000        595,641.77    0.305 0.305   295  295
M 000002 WL   00  WAC 3.25000   1.00000      1,927,699.84    0.305 0.305   313  313
M 000003 WL   00  WAC 3.39479   1.00000     20,868,362.51    0.305 0.305   356  356
M 000004 WL   00  WAC 3.55000   1.00000        825,797.72    0.305 0.305   138  138
M 000005 WL   00  WAC 3.30063   1.00000    387,854,466.07    0.305 0.305   356  356
```